82-4578

centrica

taking care of the essentials

03 FEB 19 AM 7:21

03003919

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	17 February, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	5

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Secretariat

dlw 2/9

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

17 February, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Notification of Major Interests in Shares

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

The following replaces the Holding(s) in company announcement released today at 16:53 under RNS

number 6031H.

The total holding (section 12) should be 134,330,258 and not 125,895,144 as previously stated.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Centrica plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

See schedule in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Global Investors N.A.	44,245,991
Barclays Nikko Global Investors Ltd	1,801,659
Barclays Global Investors Ltd	70,604,394
Barclays Private Bank and Trust Ltd	237,650
Barclays Private Bank and Trust Ltd	6,104

Barclays Global Fund Advisors	1,243,608
Barclays Private Bank Ltd	1,270,832
Barclays Global Investors Japan Trust & Banking	4,051,133
Barclays Bank Trust Company Ltd	57,354
Woolwich Pension Fund Trust Co Ltd	403,283
Woolwich Life Ltd	959,000
Barclays Life Assurance Co Ltd	7,247,257
Barclays Global Investors Australia Ltd	1,320,998
Barclays Global Investors Japan Investment Trust	67,630
Barclays Capital Securities Ltd	813,365

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 5 5/9 pence

10. Date of transaction

N/A

11. Date company informed

17th February 2003

12. Total holding following this notification

134,330,258

13. Total percentage holding of issued class following this notification

3.158

14. Any additional information

None

15. Name of contact and telephone number for queries

Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification

Robert Franklin

17. Date of notification

17th February 2003

centrica

taking care of the essentials

03 FEB 19 ... 21

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	18 February, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	36

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

18 February, 2003

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Preliminary Results for the year ended 31 December 2002
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Preliminary Results for the year ended 31 December 2002
(unaudited)

For the year ended 31 December (£m)	2002	2001	Δ %
Turnover (including Accord trading)	**14,315**	12,611	+14%
Turnover (excluding Accord trading)	**10,011**	9,041	+11%
Operating profit (including joint ventures & associates)*	**932**	679	+37%
Operating profit (after exceptionals and goodwill)	**809**	511	+58%
Earnings (before exceptionals and goodwill)	**636**	482	+32%
Earnings (after exceptionals and goodwill)	**478**	323	+48%
Earnings per share (adjusted basic)* (pence)	**15.2**	12.1	+26%
Earnings per share (basic) (pence)	**11.4**	8.1	+41%
Dividend per ordinary share (final/total) (pence)	**2.6/4.0**	1.9/3.1	+37%/+29%

"Our concentration on what customers want has enabled us to succeed in highly competitive markets."
-- Sir Michael Perry GBE, Chairman

Overview:

- **Group operating profit*: up 37%**
- **Earnings*: up 32% (48% after exceptionals and goodwill)**
- **British Gas Residential: improved gas margins and growth in electricity and services**
- **Centrica Business Services: profit* up 48% with organic growth supported by acquisitions**
- **AA: core business growth in roadside and personal finance**
- **Telecoms: losses reduced by two thirds and improving sector outlook**
- **Goldfish: credit card growth from renewed brand building**
- **North America: acquisitions of incumbent positions but slower organic growth**
- **Dividend: final dividend up 37%; up 29% for the year**

"We have a strong core business with leading market positions and I am confident that our strategy will continue to deliver value for our shareholders."
-- Sir Roy Gardner, Chief Executive

* stated before exceptionals and goodwill amortisation

CHAIRMAN'S STATEMENT

During 2002, Centrica continued to make progress towards our vision of 'taking care of the essentials' for customers in our chosen markets. We have done this by concentrating on what our customers want. This has led to top-line growth across our business units and helped drive adjusted earnings per share up 26% (before exceptional items and goodwill amortisation).

We took significant steps to ensure that British Gas remains the market leader in residential energy and continues to improve its performance in other home services. The AA had a year of solid performance as we repositioned the AA brand to increase awareness of the wide range of products and services available to motorists. Our North American business has made progress despite a challenging regulatory environment.

In the UK, the measures to underpin a competitive energy market enable us to continue to deliver benefits to customers. In the wider European context, good progress was made agreeing a framework for introducing competition to the entire energy market. In addition a number of important improvements were made to the competitive conditions in the UK telecoms market but there is still further work to be done.

Dividend

The board of directors is proposing a final ordinary dividend of 2.6 pence per share to be paid in June 2003. When combined with the interim dividend of 1.4 pence per share paid in November 2002, the total ordinary dividend for 2002 would be 4.0 pence per share. This represents an increase of 29% on the previous year and reflects our positive medium term outlook for both earnings and cash flow.

The board of directors

We announced a number of changes to the board during the year. Sir Sydney Lipworth retired at the annual general meeting in May and we are most grateful for the significant contribution he made to the development of Centrica. In September we announced the appointment of Helen Alexander and in October the appointment of Robert Tobin as non-executive directors with effect from the 1st January 2003. I am delighted that Helen and Robert have joined us. Their considerable experience will further strengthen the board.

Corporate responsibility

We recognise that creating sustainable shareholder value depends on a full understanding of our impact on society and the responsible management of our business in a manner consistent with our values and principles. To this end, we established a corporate responsibility committee which sets the framework for developing and reporting our efforts in this area. Our approach was recognised by our inclusion in the FTSE4Good and Dow Jones Sustainability Indices.

The future

Centrica remains well placed to compete in an increasingly international energy market place where we expect further consolidation. Our strong brands, enhanced customer insight and asset management expertise, combined with our financial and operational scale, will continue to enable us to create value for customers and shareholders alike.

Sir Michael Perry GBE, Chairman **13th February 2003**

CHIEF EXECUTIVE'S REVIEW

In 2002 the group continued its strong overall financial performance, in particular from our leading UK energy operations, where improvement in margins and growth were accompanied by new momentum in our services to business customers and expansion of our upstream energy asset portfolio.

Our AA roadside and personal finance operations continue to deliver solid underlying profit growth. Despite slow regulatory progress in our UK telecoms and North American energy markets, we are expanding in both businesses. Goldfish brand development continues with a more focused product line. Our reinvestment in growth areas is proceeding selectively, with a constant focus on economic value creation.

Turnover and profitability

Group turnover (excluding Accord trading revenue) was £10 billion in 2002, up 11% from the prior year period. Higher sales to our business customers – through Centrica Business Services – were complemented by growth in North America and an increase in residential electricity sales and growth in the AA's roadside and personal finance units and across home services and One.Tel. UK gas sales volumes were lower, largely due to unusually warm weather in the first and fourth quarters of the year.

Group operating profit (including joint ventures and associates, before exceptionals and goodwill amortisation) of £932 million was up 37% from £679 million in 2001, with improved performance across most brand units, particularly British Gas. Aggregate group gross and operating margins (excluding Accord) were 30% and 9%, up from 26% and 7% respectively in 2001.

Cash flow, capital expenditure and acquisitions

Group operating cash flow (from continuing operations, including dividends from joint ventures and associates, before exceptional payments) was £790 million for 2002 compared with £885 million in 2001. An increase of £299 million to £1,329 million in operating profit before depreciation and amortisation of investments (including joint ventures and associates, before exceptionals and goodwill amortisation) was more than offset by changes in working capital and provisions caused largely by accelerated gas transportation prepayments of £168 million and year-on-year increases in petroleum revenue tax (PRT) and gas production royalties of £117 million and £52 million respectively.

Total capital expenditure was £449 million this year, up from £312 million in 2001. This was due primarily to an increase of £120 million in respect of our new customer relationship management (CRM) infrastructure. Acquisition expenditures (net of cash and overdrafts acquired) were £989 million in 2002 (2001: £1,204 million), consisting primarily of our purchases of the Brigg power plant and Rough gas storage facilities in the UK, Enbridge Services (in Canada) and Central Power & Light and West Texas Utilities in Texas. The group's net cash outflow before management of liquid resources and financing was £918 million, against a net outflow of £342 million in 2001.

Net interest, net debt and net assets

Net interest payable was £62 million (2001: £43 million) and was covered 15 times by operating profit (including joint ventures and associates) before exceptionals and goodwill amortisation compared with 16 times a year earlier. Higher net interest was due to higher average indebtedness compared with 2001.

Net debt (excluding the Goldfish facility and new non-recourse debt of £196 million in respect of water heaters) increased to £529 million at 31 December 2002 from £433 million at 31 December 2001. The increase was the result of higher operating profit and an equity placement of £426 million being more than offset by increases in working capital, capital expenditure and acquisition payments. Net assets grew by 56% over 2001, from £1.54 billion to £2.40 billion, reflecting retained earnings and the equity placement during the period. Our resulting ratio of net debt (excluding Goldfish Bank facilities and water heater debt) to book capitalisation was 19% at 31 December 2002 (December 2001: 22%).

Customer service

We maintained our focus on improving customer service levels across all of our brands. We are now placing greater importance on qualitative and value-based measures of customer service which are built into a scorecard evaluation and reflected in the remuneration of staff at all levels.

As testament to our focus on these areas, we continue to be highly rated by external agencies. In particular, the AA won the JD Power award for customer satisfaction for the third time in five years. Further accolades include Which? Magazine naming the AA as the UK's best motoring organisation, and house.co.uk winning the 2002 Customer Management National E-commerce Customer Service Award.

Outlook

Whilst the economic outlook remains uncertain, we are moving from a period of considerable investment in growth opportunities and strategic market entries to a period of delivery from these investments, underpinned by new CRM platforms and common competencies in securing value from deeper customer relationships.

For British Gas, we expect continuing recovery in residential gas gross margins and further electricity growth to generate further profit improvement. partially offset by the higher costs of the government's Energy Efficiency Commitment and peak CRM system implementation expenses through to 2004. Annual CRM cost synergies will drive further medium term growth in British Gas operating margins.

In the UK retail energy sector competition remains tough, although we believe that the transaction prices paid recently by acquirers should result in retail pricing consistent with positive supply margins. In addition, reduced doorstep selling in the industry appears to be leading to lower churn rates. While we expect the result of this reduced industry churn to be slower growth in our residential electricity customer base than we had previously anticipated, reduced customer acquisition expenses should contribute to better electricity profits.

We expect to increase market share and profitability in the UK commercial energy sector. The launch of Centrica Business Services has resulted in increased management focus and growing product portfolios in this unit.

It is anticipated that output volumes from our Morecambe Bay gas production facilities will decrease by around 10% per year, offset over time by greater output from other currently held gas assets and future acquisitions. We expect our cash PRT payments to decline significantly over the next few years.

Profitability of the AA is expected to continue to improve, and expenditure in information technology will peak in 2003. For One.Tel, we expect that regulatory improvements will warrant renewed organic investment in brand and product marketing at the same time as developing our growing mobile and internet businesses. For Goldfish, significant improvement to credit card and loans contributions are expected in 2003 and with a more focused roll-out of new products, breakeven will occur towards the end of the year.

North America continues to offer a significant value creation opportunity, given our focus on the marketing and service elements of deregulated energy supply. We continue to lobby regulators to maintain legal frameworks and incumbent pricing levels which allow sufficient and stable gross margin headroom to attract new market entrants. Without this regulatory commitment to proper competitive markets, current organic growth prospects and customer renewals are being negatively affected. In this environment, we expect to focus in 2003 primarily on the integration of our existing customer bases and on profitability. We will maintain a flexible approach to customer acquisition, seeking to acquire incumbent supplier customer bases and playing a key role in markets at early stages of deregulation. Our organic growth will be focused in a few larger state and provincial markets which offer sufficient scale for successfully marketing our energy and related services. As a result of this industry environment and our strategic focus, the timing for achievement of our broader ambition in North America will depend upon the availability and pace of key acquisition opportunities.

Our strategy in continental Europe is to build a significant customer base in the medium term. Although the pace of deregulation varies across the individual markets there are now clear timetables for commercial and residential market openings. The whole of the European Union household energy market is expected to be liberalised by mid 2007. We are focusing on those countries where the speed of market opening and legal and political conditions, including unbundling and independent regulation, are more advanced.

To sum up, we have a strong business with leading market positions. Our core businesses are growing and are strongly cash generative and our investment in new businesses is proceeding as market opportunities emerge. I am therefore confident that our strategy will continue to deliver value for shareholders.

Sir Roy Gardner
Chief Executive

13th February 2003

SEGMENTAL BUSINESS COMMENTARY

British Gas Residential

2002 has seen a progression in the performance of British Gas residential, driven by improved gas margins, continuing growth in electricity and home services and reduced losses in communications. Aggregate turnover was up 2.3% in 2002 at £6 billion with operating profit at £244 million (2001: loss of £46 million), despite warmer weather.

At 40%, British Gas's share of the aggregate residential energy customer base in Great Britain remained steady against the same time last year. Net losses in gas customers were in line with 2001 but reflect a longer-term trend of stabilising market share with losses occurring primarily during the few months following retail price increases. Second half losses were 186,000 compared with 426,000 in the first half. Electricity sales growth was reduced by the withdrawal of commission-only sales agents. Churn rates declined in the second half of the year, with the market showing signs of lower switching rates overall.

Increases in residential energy gross profits were partially offset by the £26 million expensed investment in CRM infrastructure (2001: £9 million). We expect this will begin to improve our operating profit by reducing the costs to acquire and serve our customers from 2004. We also capitalised £154 million of CRM expenditure during the year (2001: £60 million). General and administrative expenses were higher as a result of higher manpower costs (largely to support a growing home services engineering workforce), higher debtor provisions (£20 million) and increased spending (£25 million) to meet our obligations under the government's Energy Efficiency Commitment.

	2002	2001	Δ %	H2	H2	Δ %
Customer numbers (period end) (000):						
Residential gas	12,839	13,451	(4.5%)	12,839	13,451	(4.5%)
Residential electricity	5,795	5,374	8%	5,795	5,374	8%
Estimated market share (%):						
Residential gas	64	67	(3 ppts)	64	67	(3 ppts)
Residential electricity (*)	22	21	1 ppt	22	21	1 ppt
Average consumption:						
Residential gas (therms)	607	661	(8%)	261	267	(2.2%)
Residential electricity (kWh)	4,132	4,098	0.8%	2,083	2,100	(0.8%)
Weighted average sales price:						
Residential gas (p/therm)	47.12	43.80	8%	47.75	45.68	4.5%
Residential electricity (p/kWh)	6.06	5.99	1.2%	6.07	5.95	2%
Weighted average unit costs:						
Residential gas (WACOG, p/therm)	21.96	21.90	0.3%	21.49	22.70	(5%)
Residential electricity (WACOE, p/kWh)	2.47	2.55	(3.1%)	2.46	2.55	(3.5%)
Transportation & metering charges (£m):						
Residential gas	1,256	1,508	(17%)	592	635	(7%)
Residential electricity	444	342	30%	213	177	20%
Total	1,700	1,850	(8%)	805	812	(0.9%)
Sales and marketing expenses (% of turnover):	4.2	4.3	(0.1 ppts)	5	6	(1 ppt)
Average products per customer (**)(period end):	1.53	1.50	2%	1.53	1.50	2%
Turnover (£m):						
Residential gas	3,805	4,029	(6%)	1,629	1,659	(1.8%)
Residential electricity	1,380	1,121	23%	706	630	12%
Total	5,185	5,150	0.7%	2,335	2,289	2%
Gross profit margin (%)						
Residential gas	20	12	8 ppts	18	11	7 ppts
Residential electricity	26	27	(1 ppt)	28	30	(2 ppts)
Total	22	15	7 ppts	21	16	5 ppts
Operating profit (£m):						
Residential energy	218	19	N/m	21	(50)	-
Operating margin (%):						
Residential energy	4.2	0.4	3.8 ppts	0.9	(2.2)	3.1 ppts

* 2001 restated to reflect Ofgem market resizing during 2002
** British Gas Residential brand

All operating profit numbers are stated, throughout the commentary, before exceptionals and goodwill amortisation unless otherwise stated. The Directors believe this measure assists with understanding the underlying performance of the group. The equivalent amounts after exceptionals and goodwill amortisation are reflected in Note 1 and are reconciled at group level in Note 6 with descriptions of the exceptional items in Note 3.

Residential gas

Turnover decreased by 6% to £3.81 billion. Higher average selling prices were offset by a reduction in sales volumes, reflecting warmer UK weather (operating profit impact £42 million) and the net loss of around 600,000 customer accounts. We believe that our brand and the scale of service we provide support our average revenue per customer being above the average of the competition.

Gross margins recovered to 20% (2001: 12%). The recovery was driven by the increase in average selling prices and a reduction in transportation and metering costs of £252 million compared with 2001, due to lower volume and timing differences. A large portion of the lower costs arose in the early part of the year and reflects a reversal of the over-recovery by Transco in 2001 of National Transmission System (NTS) entry fees (£98 million).

Residential electricity

Turnover increased by 23% to £1.38 billion. Our weighted average retail price was slightly higher, as the full year effect of a reduction in prices in 2001 was offset by a shift in our customer mix following growth in the prepayment segment, which operates on higher tariffs given related administrative costs. Average consumption was broadly flat year on year. We believe that our average retail pricing is approximately 8% below the average of the incumbent suppliers, and we estimate our market share at year end was 22% (2001: 21%).

Gross profit grew by 21% due to higher volumes, while our gross margin fell 1 percentage point to 26% due to increased transportation and metering costs being only partially offset by lower commodity costs.

Home services

British Gas home services continued to report strong growth in the year. Turnover increased by 12% to £810 million. Higher central heating volumes, augmented by the impact of our Trolhurst acquisition in late 2001, were complemented by good contributions from our newer products, in particular home electrical care. We are the only major retail supplier providing bundled service products under our own brand, using our own people. This integrated offering gives competitive advantage over outsourced products and services marketed by other suppliers and is a strong tool for the retention of energy customers.

	2002	2001	Δ %	H2	H2 2001	Δ %
Customer relationships (period end) (000):						
Central heating service contracts	3,482	3,314	5%	3,482	3,314	5%
Kitchen appliances care (no. of appliances)	871	562	55%	871	562	55%
Plumbing & drains care	905	743	22%	905	743	22%
Electrical care	367	143	157%	367	143	157%
Home security	28	28	-	28	28	-
Total relationships	5,653	4,790	18%	5,653	4,790	18%
Central heating installations	102	109	(6%)	53	58	(9%)
Turnover (£m)						
Central heating service contracts	398	371	7%	204	192	6%
Central heating installations	260	255	2%	141	143	(2.1%)
Other	152	96	58%	77	48	60%
Total	810	722	12%	422	383	10%
Engineering staff employed	6,036	5,356	13%	6,036	5,356	13%
Sales and marketing expenses (% of turnover)	6	5	1 ppt	6	6	-
Gross Margin (%)	46	42	4 ppts	47	43	4 ppts
Total operating profit (£m)	61	36	69%	39	25	56%
Operating margin (%)	8	5	3 ppts	9	7	2 ppts

A £64 million improvement in gross profit resulted from an increase in volume and average order value along with a higher gross margin due to product mix, increased productivity and the lower price of materials. This was partly offset by increased operating costs, mainly due to higher manpower and home services marketing expenses. The resulting growth of 69% in operating profit illustrated the continuing scalability of our home services business model as we increased both customer numbers and product penetration.

Our engineering staff numbers (including installation engineers) grew by 13%. Securing access to skilled engineering staff is a key challenge and during the first half of the year we announced our intention to recruit and train approximately 5,000 engineers over the next five years: this is already well underway.

British Gas Communications

Turnover in 2002 was up 41% at £52 million (2001: £37 million), due primarily to a higher average number of customers over the 12 month period. Our gross margin increased to 28% (2001: 26%) as call traffic was transferred to the group's switches, managed by One.Tel.

The business continues to operate at a loss, mainly due to underlying infrastructure costs and the cost of customer acquisition in an environment of continuing high churn rates. Since the implementation of enhanced carrier pre-selection (CPS) processes in July, all new customer connections are fulfilled using this method. Initial results support our expectation that the average revenue per customer (ARPU) will increase and the rate of churn for customers using CPS will reduce. We are continuing to lobby for a converged process for both CPS and wholesale line rental (WLR) in order to make it simpler for customers to switch suppliers but we remain of the view that considerable work needs to be done before a fit-for-purpose product can be launched.

Significant reductions have been made to operating costs as synergies with One.Tel have been realised. Cancellation and churn rates have improved in the second half through better customer targeting and quality of service. Customer care and billing were transferred onto One.Tel's system in June, reducing information systems spending by approximately £1 million per month.

	2002	2001	Δ %	H2	H2	Δ %
Customer numbers (fixed line) (period end) (000)	367	400	(8%)	367	400	(8%)
Average minutes use per month (fixed line)	340	347	(2%)	336	341	(1.5%)
ARPU (fixed line) (£)	10.52	10.87	(3.2%)	10.55	10.71	(1.5%)
Variable gross margin (%)	28	26	2 ppts	30	26	4 ppts
Sales and marketing expenses (% as of turnover)	7	22	(15 ppts)	6	23	(17 ppts)
Turnover (£m)	52	37	41%	26	23	13%
Operating loss (£m)	(35)	(101)	65%	(9)	(49)	82%

Centrica Business Services

Centrica Business Services established itself as the number one supplier of energy to the commercial sector in the UK by maintaining its position in the gas market and by achieving strong organic growth in the electricity sector, supplemented by the acquisition of Electricity Direct. The organic growth accounted for almost half of the 53% growth in the electricity customer base since the beginning of the year.

Turnover has increased by 67% to £971 million as a result of organic growth as well as a full year's results from Enron Direct and five months contribution from Electricity Direct. Overall gross margin increased by 3 percentage points to 17% following price rises in gas.

Centrica Business Services has increased its UK commercial energy market share to 27% (2001: 22%, measured by share of supply points), comprising 51% of the gas market and 20% of the electricity market. In gas we seek to defend our market position through focusing on customer service and a value proposition rather than acquiring market share. In electricity, due to the acquisition activity and better targeted organic growth, average consumption per customer has increased by 39%. We believe our pricing is approximately in line with other major branded suppliers.

	2002	2001	Δ %	H2	H2	Δ %
Customer supply points (period end) (000):						
Gas	383	389	(1.6%)	383	389	(1.6%)
Electricity	516	337	53%	516	337	53%
Total	899	726	24%	899	726	24%
Average consumption:						
Gas (therms)	3,276	3,878	(16%)	1,402	1,534	(9%)
Electricity (kWh)	22,398	16,115	39%	12,893	8,845	46%
Weighted average sales price:						
Gas (p/therm)	36.72	34.04	8%	36.22	35.74	1%
Electricity (p/kWh)	4.79	5.49	(13%)	4.74	5.45	(13%)
Weighted average unit costs:						
Gas (WACOG, p/therm)	20.71	20.46	1.2%	19.47	19.01	2.4%
Electricity (WACOE, p/kWh)	2.25	2.44	(8%)	2.20	2.34	(6%)
Transportation & metering charge (£m):						
Gas	126	130	(3%)	62	60	3%
Electricity	170	40	325%	99	29	241%
Total	296	170	74%	161	89	81%
Sales & marketing expenses (% of turnover)	2.9%	2.1%	0.8 ppts	3.1%	2.3%	0.8 ppts
Turnover (£m):						
Gas	457	460	(0.6%)	191	197	(3%)
Electricity	514	121	324%	306	84	264%
Total	971	581	67%	497	281	77%
Gross margin (%)						
Gas	16	12	4 ppts	14	15	(1 ppt)
Electricity	18	22	(4 ppts)	19	19	-
Total	17	14	3 ppts	17	16	1 ppt
Operating profit (£m)						
Commercial energy	65	44	48%	25	25	-
Operating margin (%)						
Commercial energy	7	8	(1 ppt)	5	9	(4 ppts)

CEMG

The Centrica energy management group (CEMG) consists of gas production operations, the newly acquired Rough gas storage facility, electricity generation (managed for British Gas residential and Centrica Business Services), large volume industrial and wholesale gas sales, and our energy procurement, optimisation and scheduling operations. This unit is fundamental – through its provision of competitively priced energy supplies – to the success of the customer-facing operations that are at the core of Centrica's consumer marketing business model.

Gas production

Upstream gas profits were adversely affected by the reduction in wholesale prices compared with last year, reducing the average unit sales price (which is linked to market) by 5% in 2002. Production volumes, which represented 27% of our downstream demand, were 5% lower than last year due in part to warm weather in the first and last quarter. Unit production costs increased as a percentage of turnover given the higher volume taken from those fields which attract higher unit depreciation charges and the overall reduction in turnover to cover our fixed cost base.

During the year, a number of upstream gas transactions were concluded in line with our strategy of increasing gas equity ownership beyond the Morecambe fields. In total an estimated 130 billion cubic feet (bcf) (1.3 billion therms) of gas was acquired.

Storage

In November Centrica acquired the Rough gas storage facility in the North Sea. During the period of Centrica's ownership, turnover was £9 million with an operating profit of £1 million.

For the year 2002	2002	2001	Δ %	H2	H2	Δ %
Gas production and storage:						
Production volumes (m therms)						
Morecambe	3,659	3,892	(6%)	1,529	1,467	4%
Other	397	395	1%	183	187	(2)%
Total	4,056	4,287	(5%)	1,712	1,654	4%
Average sales price (p/therm)	21.5	22.5	(5%)	19.9	22.2	(10%)
Turnover (£m) (*)	932	1,033	(10%)	367	400	(8%)
Turnover (external) £m	83	80	3.8%	42	38	11%
Operating costs (% of turnover):						
Royalties	7	7	-	6	6	-
Petroleum revenue tax	8	8	-	8	6	2 ppts
Volume related production costs	25	23	2 ppts	29	23	6 ppts
Other production costs	12	10	2 ppts	15	13	2 ppts
Total	52	47	5 ppts	58	48	10 ppts
Rough operating profit (£m)	1	n/a	n/a	1	n/a	n/a
Operating profit (£m)	448	552	(19%)	158	216	(27%)
Industrial & wholesale:						
Sales volumes (m therms)	5,694	6,215	(8%)	2,970	2,991	(1%)
Average sales price (p/therm)	19.8	19.5	2%	19.4	19.0	2%
Turnover (£m)	784	921	(15%)	383	424	(10%)
Operating profit (£m)	72	5	n/m	41	0	-
Accord						
Traded volumes (physical)						
Gas (million therms)	20,399	18,512	10%	10,686	8,927	20%
Electricity (GWh)	95,329	29,446	224%	58,151	22,228	162%
Turnover (£m)	4,304	3,570	21%	2,353	1,634	44%
Operating profit (£m)	0	16	(100%)	(15)	6	-
CEMG Operating profit (£m)	520	573	(9%)	184	222	(17%)

* 91% was to group companies in 2002

Industrial sales and wholesaling

Sales volumes were down by 8% against 2001 due to reduced takes under long term interruptible contracts with power stations, and the termination of one European contract. However, better gross margins, a profit of £9 million recognised in the first half of 2002 in connection with the early termination of an in-the-money gas supply contract, and one-off losses on the termination of some out-of-the-money contracts in 2001 contributed to increased profits relative to last year.

Accord Energy

Accord broke even on the year, a drop of £16 million on 2001. After a positive first half, we experienced gas trading losses during the unplanned shutdown of the continental European interconnector. Accord's performance also suffered in the power markets through the highly publicised problems of TXU and British Energy, which contributed to high volatility. Accord also provided for a one-off loss of £6 million when TXU went into administration late in 2002. Physical volumes traded during 2002 were equal to 1.4 times the gas and 2.2 times the electricity volumes supplied to our downstream customers.

The AA

2002 saw further progress in the development of the underlying profitability of the AA's core roadside and personal finance operations. Key to the AA's future growth is the ongoing investment in brand re-positioning which was launched in May. The 'JustAAsk' message focuses consumer attention on the product range offered by the AA and has increased product awareness, beyond roadside assistance, from 33% to 43%. Turnover grew 10% to £760 million. Operating profit increased by 1.4% to £73 million with increases in roadside services and personal finance offset by start-up losses for the AA Service Centres.

In addition, the AA is investing in a major CRM infrastructure programme over three years. In 2002, £30 million of expenditure was incurred (of which £26 million was capitalised). This investment is central to developing the AA's cross-selling potential and at the same time achieving cost efficiencies across the business.

AA Roadside Services

Turnover increased by 5% to £476 million, driven primarily by membership growth, and whilst our overall share of the personal and business market marginally increased to 31%, the average price per customer fell by 0.6% due to a change in product mix.

Operating profits increased by 23% to £54 million, as higher turnover was accompanied by tight management controls and initiatives to contain the roadside breakdown costs and increase patrol utilisation.

AA Personal Finance

Turnover in personal finance grew by 11% to £172 million. Supported by the 'JustAAsk' campaign, over 70,000 car and personal loans were taken out during the year which, after renewals, left a year end portfolio of approximately 117,000 fixed-term personal loans (2001: 77,000) provided through the AA joint venture. At the year end, the fixed-term loan book had increased by 54% to stand at £661 million (2001: £428 million) with provision levels decreasing by 1% to below 3%.

Motor and home insurance commissions grew by 9% on higher policy volume (up to £93 million), with customer renewal rates rising to 78% (2001: 74%). The average annual premium rose by 2% to £261, reflecting general pricing conditions in the industry.

Operating profits increased by 17% to £47 million. Turnover growth of 11% was augmented by close control of support costs with increased efficiency improving the ratio of employees to insurance policy levels.

For the year 2002	2002	2001	Δ %	H2	H2	Δ %
Roadside Services:						
Customer numbers (period end) (000)	12,975	12,194	6%	12,975	12,194	6%
Customer renewal rate (%)	85	85	-	85	85	-
Average transaction value (£)	34	35	(1%)	34	35	(1%)
Roadside patrols employed	3,651	3,592	2%	3,651	3,592	1.6%
Personal Finance:						
Insurance customers (000):						
Motor	959	906	6%	959	906	6%
Home	664	618	7%	664	618	7%
Overall renewal rate (%)	78	74	4 ppts	77	76	1 ppt
Average annual premium (£)	261	257	2%	259	258	0.4%
Motor and home insurance commissions (£m)	93	86	9%	49	45	9%
Loans (fixed term) book size (£m)	661	428	54%	661	428	54%
Loans (fixed term) operating profit (£m)	20	17	18%	10	8	25%
No. of fixed term personal loans (000)	117	77	52%	117	77	52%
AA Service Centres:						
Site numbers	129	129	-	129	129	-
Average turnover per site (£000)	320	n/a	-	156	n/a	-
Turnover (£m):						
AA Roadside Services	476	452	5%	243	220	10%
AA Personal Finance	172	155	11%	89	86	3%
Other AA Services	112	82	37%	59	53	11%
Total	760	689	10%	391	359	9%
Sales and marketing expenses (% of turnover)	10	9	1 ppt	9	9	-
Operating profit (£m):						
AA Roadside Services	54	44	23%	30	23	30%
AA Personal Finance	47	40	17%	24	23	4%
Other AA Services	(28)	(12)	(133%)	(17)	(9)	(89%)
Total	73	72	1%	37	37	-
Operating margin (%)	10	10	-	9	10	(1 ppt)

Other AA Services

Turnover is up 37% at £112 million, including a full year of turnover from the AA's network of 129 garages acquired from Halfords in Sept 2001.

Other AA services incurred operating losses of £28 million. £4.5 million of this came from the closure of AA workshops, with the service centres producing an operating loss of £15 million. £7 million of investment in infrastructure and rebranding of the service centres was expensed. We are carrying out various initiatives such as a cost reduction programme, advertising campaigns and offers to the current membership base to increase utilisation and rapidly reduce the ongoing loss.

AA Exceptional Item

The group has decided to reduce the operations of Golf England Limited, a subsidiary undertaking, and has recognised a £14m provision in respect of losses on the expected disposal of fixed assets.

One.Tel

In the second half of the year turnover grew by 20% over the second half of 2001 to £78 million, as a result of further growth in the customer base. Our variable gross margin increased by 5% to 52% as we took advantage of opportunities to negotiate improved transmission charges with our carriers. Operating profit for the year was £2.1 million reflecting the investment in new products, particularly mobile; and a £2 million marketing campaign undertaken in the fourth quarter to raise awareness of One.Tel's transition from a discounted international calls provider to a full communications provider offering landline, mobile and narrow and broadband internet services.

Customer acquisition costs increased to £14 million in the second half (full year £22 million) supporting full year growth in the customer base of 23% from 2001. ARPU increased by 1% against the second half of 2001. With the implementation of the revised industry process for CPS in July, the level of our new landline sales using this connection method increased to 37% in December.

Mobile sales have been very encouraging with more than 35,000 contracts sold since the launch in July, supported by attractive pricing and expanded retail distribution. The migration of our broadband customers onto the One.Tel customer care and billing system is due for completion in the first quarter of 2003 enabling us to offer a complete customer experience with all our telecoms services charged on a single bill.

For the year 2002	2002	200	Δ %	H2	H2	Δ %
Customer numbers (period end) ('000):						
Fixed line	746	668	12%	746	668	12%
Other services	216	117	85%	216	117	85%
Total (*)	962	785	23%	962	785	23%
Average minutes used per month (fixed line)	284	277	2.5%	286	277	3.2%
ARPU (fixed line) (£)	16.20	15.85	2.2%	16.01	15.85	1%
Variable gross margin (fixed line) (%)	51	47	4 ppts	52	47	5 ppts
Sales and marketing expenses (% of turnover)	14	8	6 ppts	16	8	8 ppts
Turnover (£m) **	153	65	135%	78	65	20%
Operating profit (£m)	2.1	4	(48%)	(2.7)	4	-
Operating margin (%)	1.4	6	(4.6 ppts)	(3.5)	6	(9.5 ppts)

* 30 day tolling
** 2001 turnover is from date of acquisition (3 July 2001)

Goldfish Bank

Goldfish Bank has continued to make progress. Following a review of product strategy by the Goldfish management team, we are focusing increasingly on brand performance through a smaller range of more capital-efficient products.

Total card net interest income was up 9% at £36 million despite lower margins prevailing within the industry and higher utilisation of interest free promotional balance transfers. Fee income rose 6% to £54 million, primarily due to higher levels of customer spend. Credit losses remained low at 3% of outstanding balances. The number of cards in force has increased by 6% to 1.08 million (2001: 1.02 million). During the year 77,000 new accounts were opened (2001: 27,600), with attrition low at 4.5%. The average monthly spend on the Goldfish card increased by 14% against 2001, making it among the

highest in the UK market. The credit card profit contribution of £9 million was £3 million lower than 2001 due to a £4.5 million increase in customer acquisition costs and a £3 million cost relating to the migration to Goldfish's new infrastructure in November.

In the autumn Goldfish entered the personal loan market, focusing initially on generating a high quality applicant pool. At the year end approximately 1,800 personal loans had been drawn down with total outstanding balances of £14 million. Goldfish customers purchased 104,000 additional Goldfish-branded products including travel insurance, home insurance and personal accident insurance. This is 69% up on 2001 and is an encouraging indicator of future cross-sales potential. The profit contribution from all non-credit card products was negative: a net loss of £2 million due to the investment of £5 million in customer acquisition during the period.

Goldfish successfully launched its internet based savings account and began active marketing in the autumn. This has proved to have strong appeal with £286 million in deposits and over 11,000 accounts opened of which approximately 50% were customers new to Goldfish Bank. Savings will continue to form part of a diversified funding strategy.

The overall operating loss was £40 million with operating expenses at Goldfish Bank, consisting of brand marketing, banking systems and product development, up 7% at £47 million. A further £46 million investment was capitalised in the development of the IT systems platform. As this nears completion, we expect significantly lower investment in 2003.

For the year 2002	200	2001	Δ %	H2	H2	Δ %
Credit cards in force (000)	1,082	1,025	6%	1,082	1,025	6%
Average monthly spend per active card (£)	541	476	14%	570	499	14%
Gross card receivables	773	677	14%	773	677	14%
Net interest margin (%)	5.2	5.1	0.1 ppts	4.9	5.9	(1 ppt)
Credit card Income (£m):						
Net interest income	36	33	9%	18	19	(5%)
Fee revenue and other income	54	51	6%	29	26	12%
Total (before deduction of loyalty costs)	90	84	7%	47	45	4.4%
Loyalty scheme costs (% of income)	33	31	2 ppts	33	30	3 ppts
Credit losses (% of receivables)	3	3.2	(0.2 ppts)	3.2	2.8	0.4 ppts
Credit card profit contribution (£m)	9	12	(25%)	2	10	(80%)
Goldfish non-credit card product contribution (£m)	(2.4)	n/a	n/a	(4)	n/a	n/a
Sales and marketing expenses (% of Income)	6	5	1 ppts	7	7	-
Goldfish operating (loss), before minority interest (£m)	(40)	(32)	(25%)	(23)	(10)	(130%)

Centrica North America

Total North American turnover was £1,118 million in 2002, an increase of 46% over 2001 driven largely by our entry into the Ontario and Texas electricity markets, our entry into the Ontario services market through the acquisition of Enbridge Services Inc and the addition of over 300,000 gas customers through the acquisitions of Enbridge Services and parts of NewPower Company's customer base.

Operating profit fell by 7%, as profits from our home services businesses (£23 million) and reduced losses in our electricity business (by £5 million) were offset by lower profits (by £4 million) in our gas business. Included within the retail energy results are the increase in the cost base (£10 million) due to the development of the infrastructure to support future growth and £21 million of expensed costs incurred in acquiring customers organically. Upstream profits were lower as wholesale prices fell and favourable forward contract prices expired. These results include the adverse currency movements (£4 million), with a 6% decline in the average Canadian dollar exchange rate during the year.

The pace of organic growth slowed in 2002 owing to a combination of slow emergence of competitive markets, restrictive legislative and political developments affecting sales activities, and large fluctuations in wholesale natural gas prices. We are continuing our efforts with governments and regulators at state, provincial and federal levels in support of market liberalisation. We remain of the view that momentum will be regained in the regions that are important to our future, but the timing remains uncertain.

Retail energy

Turnover for the residential gas supply business increased by 12%, driven primarily by higher selling prices and acquisitions. Our Ontario residential gas market share was approximately 26% at year end. In our US gas markets, slower growth caused by high rates of customer churn was offset by the acquisition in August of 212,000 customers in Michigan, Ohio and Pennsylvania from the NewPower Company.

In our first year of operating in the electricity business in Ontario (from May) and Texas, turnover was £189 million with an operating loss of £10 million. Based on operating experience this year, we estimate that average annual consumption for our residential electricity customers would be 11,000 kWh, broadly in line with our expectations and more than twice our UK customer average. The Texas residential electricity market continues to support a positive competitive environment, with the presence of a pricing regime that affords reasonable, sustainable gross margin prospects to both incumbents and new market entrants. Following our entry into this market in January, we now serve 890,000 retail energy customers, consisting of both acquired positions (810,000 customers) in southern and western Texas (for which our transaction closed in late December 2002) and organic programmes mainly in the Houston and Dallas/Fort Worth regions.

Our retail energy supply gross profit grew by 14% to £95 million. Our gross margin decreased to 14%. Our current gross margins (other than for our acquired incumbent positions) are largely driven by our historic hedging activities in each local market, through which we have procured the energy commodity at a fixed forward cost, achieving a margin on the quantities supplied to our fixed-price retail customers over a contracted period. There are risks to these margins from the complexities involved in accurately forecasting total commodity requirement, linked to rates of consumption, customer acquisition and retention.

Volatility in wholesale gas spot prices remained high, as benchmark gas contract prices moved between $US10/mmbtu and US$2/mmbtu. In markets where we compete against utilities flowing through gas or electricity to customers at wholesale spot cost, this made winning new forward curve-based business extremely challenging and also led to high levels of churn amongst customers signed up on what became relatively high priced programs. This cyclical pattern will continue to be a feature of our organic growth. In the latter part of the year, prices returned to levels that we believe are more sustainable in the long term (US$4-5/mmbtu) and conducive to the development of our customer base.

On 11 November, the Ontario government announced that it would cap residential and small business electricity prices at below-market rates, to be subsidised by government, effectively suspending competition until 2006. Under this legislation, Centrica remains entitled to receive the market pricing mitigation agreement payment, amounting to £16 million in 2002. Margins on residential retail contracts already written are protected, at least to 2006. The regulations regarding business customers are still formative. This electricity customer base of over 500,000 will continue to retain value and be used for cross-selling gas and home services products, but further organic electricity growth is unlikely to be possible until this new legislation expires in 2006.

We continue to seek opportunities to acquire incumbent customer positions from utilities seeking to exit the retail function. Our agreement in December to purchase the incumbent retail energy business of ATCO Inc in Alberta – which currently consists of approximately 820,000 gas and 160,000 electricity customers – will maintain growth momentum into 2003 as we migrate customers to unregulated energy and services packages.

Home and business services

As part of our strategy to gain competitive advantage and operating leverage from an energy and home services cross-selling platform, the acquisition of Enbridge Services Inc. for C$1 billion (£438 million) was completed in May 2002. ESI made an operating profit of £23 million during the year. We subsequently raised some C$744 million (£303 million) through selling down 58% of our interest in the water heater assets acquired as part of the transaction by way of the launch of The Consumer's Waterheater Income Fund. Our remaining 42% retained interest had a value of C$218 million (£89 million) at December 31, which we intend to continue to sell down in 2003. Centrica remains the

exclusive installer and provider of maintenance and repair services for our customers' water heaters and, accordingly, without legal ownership of these assets, retains relationships with approximately 1.3 million households.

In the group's balance sheet the water heaters are included in fixed assets and the debt financing raised (C$500 million), for which there is no recourse to Centrica, is included in loans, net of expenses. The profit and loss account includes the entire rental income and related costs, including depreciation and interest on the income fund's debt financing from the date of launch of the fund in December. The income fund unit holders' share of profit is reflected in a non-equity minority interest in the profit and loss account. The balance sheet non-equity minority interest includes amounts raised from the sale of units.

Upstream gas

Development of our gas fields in Alberta continues. We drilled, completed and began production at 218 wells during 2002, compared with 307 in 2001. Production volumes were up slightly at 356 million therms, representing 24% of our North American downstream gas sales. Operating profit fell by 47%, primarily as a result of a lower wholesale market which led to a 23% decline in our average sales price and the expiry of higher-priced forward sales contracts.

For the year 2002	2002	2001	Δ %	H2 2002	H2 2001	Δ %
Customer numbers (period end):						
Residential and small commercial gas (000)	1,339	1,230	9%	1,339	1,230	9%
Residential and small commercial electricity (000)	1,416	n/a	n/a	1,416	n/a	n/a
Home & business services (000)	1,627	n/a	n/a	1,627	n/a	n/a
Industrial & commercial energy (sites served)	61	49	24%	61	49	24%
Average consumption:						
Residential and small commercial gas (therms)	1,138	1,154	(1%)	537	572	(6%)
Residential and small commercial electricity (kWh)	10,666	n/a	n/a	8,579	n/a	n/a
Industrial and commercial energy (m therms)	19	23	(18%)	9	11	(18%)
Gas production and energy trading:						
Gas production volumes (m therms)	356	344	3%	172	180	(4%)
Average sales price (p/therm)	21.4	27.9	(23%)	20.2	23.4	(14%)
Turnover (£m):						
Residential and small commercial gas	486	433	12%	189	201	(6%)
Residential and small commercial electricity	189	n/a	n/a	158	n/a	n/a
Home & business services	159	n/a	n/a	120	n/a	n/a
Gas production & energy trading	124	105	18%	59	44	34%
Industrial & commercial energy	160	230	(30%)	93	91	2%
Total	1,118	768	46%	619	336	84%
Sales and marketing expenses (% of turnover)	1.7%	3.7%	(2 ppts)	2.2%	3.9%	(1.7 ppts)
Gross margin (%)						
Residential and small commercial gas	13	19	(6 ppts)	13	23	(10 ppts)
Residential and small commercial electricity	16	n/a	n/a	16	n/a	n/a
Operating profit (£m):						
Residential and small commercial gas	16	20	(20%)	(5)	15	-
Residential and small commercial electricity	(10)	(15)	33%	10	(6)	-
Home & business services	23	-	n/a	17	n/a	n/a
Gas production & energy trading	33	62	(47%)	16	31	(48%)
Industrial & commercial energy	1	1	-	-	(1)	n/a
Total	63	68	(7%)	38	39	(3%)
Operating margin (%)	6%	9%	(3 ppts)	6%	12%	(6 ppts)

Europe

The operating loss in 2002 in Belgium and Spain was £7 million, reflecting start up costs in these markets. We now have approximately 18% of the electricity market above 1 GWh in Flanders through our Luminus joint venture.

Note: All current financial results listed are for the year ended 31 December 2002. All references to "the prior-year period", "2001" and "last year" mean the year ended 31 December 2001 unless otherwise specified.

Summary Group Profit and Loss Account
Year ended 31 December

	Notes	Before exceptional charges and goodwill amortisation 2002 £m	Results for the year 2002 £m	Before exceptional charges and goodwill amortisation 2001 £m	Results for the year 2001 £m
Turnover:					
Continuing operations before acquisitions (excluding Accord energy trading)		9,699	9,699	9,041	9,041
Acquisitions		312	312		
Continuing operations (excluding Accord energy trading)		10,011	10,011	9,041	9,041
Accord energy trading		4,304	4,304	3,570	3,570
Continuing operations	1	14,315	14,315	12,611	12,611
Cost of sales	2	(11,328)	(11,328)	(10,224)	(10,224)
Gross profit		2,987	2,987	2,387	2,387
Operating costs before exceptional charges and goodwill amortisation	2	(2,108)	(2,108)	(1,755)	(1,755)
Exceptional charges and goodwill amortisation	3	-	(116)	-	(166)
Group operating profit		879	763	632	466
Share of profits less losses in joint ventures and associates – continuing operations		53	46	47	45
Operating profit including joint ventures and associates:					
Continuing operations before acquisitions		910	799	679	511
Acquisitions		22	10		
Continuing operations	1	932	809	679	511
Loss on disposal of business	3	-	(14)	-	-
Loss on disposal of fixed assets	3	-	(14)	-	-
Net interest payable		(62)	(62)	(43)	(43)
Profit before taxation		870	719	636	468
Taxation	4	(243)	(250)	(164)	(155)
Profit after taxation		627	469	472	313
Minority interest (equity and non-equity)		9	9	10	10
Profit after taxation and minority interest		636	478	482	323
Dividends	5		(172)		(124)
Retained profit for the financial period			306		199
Dividend per ordinary share	5		4.0p		3.1p
Earnings per ordinary share:					
Basic	6		11.4p		8.1p
Diluted	6		11.3p		8.0p

Adjusted Basic	6	**15.2p**	12.1p

Summary Group Balance Sheet
31 December

	Notes	2002 £m	2001 £m
Fixed assets			
Intangible assets		**1,813**	1,524
Tangible assets		**2,763**	2,058
Investments (including joint ventures)	7	**102**	167
		4,678	3,749
Stocks		**180**	193
Goldfish Bank debtors (amounts falling due within one year)		**781**	673
Goldfish Bank debtors (amounts falling due after more than one year)		**11**	-
Other debtors (amounts falling due within one year)		**2,598**	1,923
Other debtors (amounts falling due after more than one year)		**134**	130
Cash and current asset investments		**348**	526
Goldfish Bank borrowings (amounts falling due within one year)		**(430)**	(610)
Other borrowings (amounts falling due within one year)		**(289)**	(361)
Goldfish Bank customer deposits (amounts falling due within one year)		**(286)**	-
Other creditors (amounts falling due within one year)		**(3,155)**	(2,871)
Net current liabilities		**(108)**	(397)
Total assets less current liabilities		**4,570**	3,352
Borrowings due after more than one year		**(784)**	(598)
Creditors due after more than one year		**(122)**	(34)
Provisions for liabilities and charges		**(1,262)**	(1,184)
Total assets less liabilities		**2,402**	1,536
Shareholders' funds		**2,248**	1,502
Minority interests (equity and non-equity)		**154**	34
Capital and reserves		**2,402**	1,536

Movements in Shareholders' Funds

Shareholders' funds at 1 January	**1,502**	1,298
Profit for the financial year	**478**	323
Dividends	**(172)**	(124)
Shares issued	**488**	17
Reserves movements on employee share schemes	**(40)**	(10)
Loss on foreign exchange	**(8)**	-
Goodwill adjustment	-	(2)

Shareholders' funds at 31 December	**2,248**	1,502

Statement of Total Recognised Gains and Losses
Year ended 31 December

	2002	2001
	£m	£m
Profit for the financial year	**478**	323
Exchange translation differences	**(8)**	-
Total gains and losses recognised for the financial year	**470**	323

Summary Group Cash Flow Statement
Year ended 31 December

		2002	2001
	Notes	**£m**	£m
Cash inflow from operating activities	8	**717**	825
Dividends received from joint ventures and associates		**57**	16
Returns on investments and servicing of finance	9	**(25)**	(15)
Taxation paid		**(192)**	(109)
Capital expenditure and financial investment	10	**(402)**	(337)
Acquisitions and disposals	11	**(935)**	(607)
Equity dividends paid		**(138)**	(115)
Cash outflow before use of liquid resources and financing		**(918)**	(342)
Management of liquid resources		**134**	(257)
Financing	12	**747**	686
Net (decrease)/increase in cash		**(37)**	87

Reconciliation of debt, net of cash and investments

	2002	2001
	£m	£m
Debt, net of cash and investments at 1 January	**(1,043)**	(117)
Drawdown from Goldfish working capital facility	**180**	(610)
Debt acquired	**-**	(37)
Net (decrease)/ increase in current asset investments (i)	**(134)**	257
Net (decrease)/ increase in net cash for the period	**(37)**	87
Net increase in other debt	**(117)**	(635)
Exchange adjustments	**(4)**	12
Debt, net of cash and investments at 31 December (ii)	**(1,155)**	(1,043)
Of which:		
Goldfish Bank	**(430)**	(610)
Other businesses – recourse debt	**(529)**	(433)
Other businesses – non-recourse debt	**(196)**	-
	(1,155)	(1,043)

(i) Cash and investments included £159 million (2001: £142 million) held by the Group's insurance subsidiary undertakings and £10 million (2001: £9 million) held by the Law Debenture Trust, on behalf of the Company, as security to cover unfunded pension liabilities. These amounts were not readily available to be used for other purposes within the Group.

(ii) Debt, net of cash and investments, comprised cash and current asset investments of £348 million (2001: £526 million), less borrowings, bank loans and overdrafts of £1,397 million (2001: £1,431 million) and finance lease obligations of £106 million (2001: £138 million).

Notes

1 Segmental analysis including share of profits and losses of joint ventures and associates

Year ended 31 December

	Turnover		Operating profit/(loss) before exceptional charges and goodwill amortisation		Operating profit/(loss) after exceptional charges and goodwill amortisation	
	2002	2001	**2002**	2001	**2002**	2001
	£m	£m	**£m**	£m	**£m**	£m
British Gas: residential energy	**5,185**	5,150	**218**	19	**218**	5
Home services	**810**	722	**61**	36	**60**	30
British Gas Communications	**52**	37	**(35)**	(101)	**(35)**	(116)
British Gas residential	**6,047**	5,909	**244**	(46)	**243**	(81)
Centrica Business Services	**971**	581	**65**	44	**59**	37
Industrial sales and wholesaling (i)	**784**	921	**72**	5	**72**	5
Gas production	**83**	80	**448**	552	**448**	552
Accord energy trading	**4,304**	3,570	**-**	16	**-**	(14)
Centrica energy management group	**5,171**	4,571	**520**	573	**520**	543
The AA	**760**	689	**73**	72	**23**	8
Goldfish Bank	**93**	22	**(40)**	(32)	**(54)**	(37)
One.Tel	**153**	65	**2**	4	**(4)**	5
Centrica North America	**1,118**	768	**63**	68	**24**	39
Other operations (ii)	**2**	6	**5**	(4)	**(2)**	(3)
Total from operations	**14,315**	12,611	**932**	679	**809**	511

(i) The Group recognised a profit of £9 million in connection with the early termination of an in-the-money gas supply contract.

(ii) Other operations include the Group's European activities, and a profit of £12 million which was recognised in the year in respect of the sale of the Group's interest in Spalding Energy Company Limited, the value of which had been impaired in prior years.

2 Costs (before exceptional charges and goodwill amortisation) Year ended 31 December

	2002 £m	2001 £m
Cost of sales:		
Continuing operations before acquisitions	11,141	10,224
Acquisitions	187	
Continuing operations	11,328	10,224
Operating costs:		
Continuing operations before acquisitions	2,005	1,755
Acquisitions	103	
Continuing operations	2,108	1,755

3 Exceptional charges and goodwill amortisation Year ended 31 December

	2002 £m	2001 £m
Exceptional operating costs:		
Business integration costs	-	35
Energy trading costs	-	37
Other	-	8
	-	80
Goodwill amortisation:		
Continuing operations	104	86
Acquisitions	12	
	116	86
	116	166
Goodwill amortisation within joint ventures and associates	7	2
	123	168
Non-operating exceptional charges:		
Loss on disposal of business (i)	14	-
Loss on disposal of fixed assets (ii)	14	-
	28	-

(i) During the year the Group recognised a £14 million loss on disposal of the LPG business. The loss includes £11 million relating to the write-off of unamortised goodwill.

(ii) The Group has decided to reduce the operations of Golf England Limited, a subsidiary undertaking, and has recognised a £14 million provision in respect of losses on disposal of fixed assets.

4 Taxation

	2002 £m	2001 £m
Current year taxation charge	**243**	164
Tax on exceptional items	**(2)**	(9)
Exceptional deferred tax charge	**9**	-
	250	155

The charge comprised mainly corporation tax on 'ring-fenced' offshore gas production. The charge incorporates the increase in corporation tax from 30% to 40% on profits from offshore production. This has increased the tax charge for the year by £12 million. In addition, the restatement of deferred tax liabilities to reflect the change in rates has resulted in an exceptional charge of £9 million.

5 Dividends

A final dividend of 2.6p per share is proposed, which together with the interim dividend of 1.4p per share, will bring the total dividend for the year to 4.0p per share. The dividend will be paid on 18 June 2003 to shareholders on the register at the close of business on 2 May 2003.

6 Earnings per share
Year ended 31 December

	Earnings £m	2002 EPS Pence	Earnings £m	2001 EPS pence
Profit for the financial year	**478**	**11.4**	323	8.1
Add back exceptional charges and goodwill amortisation	**158**	**3.8**	159	4.0
Earnings before exceptional charges and goodwill amortisation	**636**	**15.2**	482	12.1
Diluted EPS	**478**	**11.3**	323	8.0
Average number of shares (million) used in the calculation of basic and adjusted basic EPS		**4,181**		3,984
Average number of shares (million) used in the calculation of diluted EPS		**4,227**		4,062

7 Fixed assets investments
31 December

	2002 £m	2001 £m
Joint ventures:		
Share of gross assets	**810**	709
Share of gross liabilities	**(736)**	(597)
Other investments	**28**	55
	102	167

The Group's share of joint ventures' gross assets and gross liabilities principally comprised its interests in Humber Power Limited (a power station), Centrica Personal Finance Limited (AA and British Gas personal loans activities), AA Financial Services (AA credit card activities) and Luminus NV (energy supply).

Share of joint ventures' assets and liabilities
31 December 2002

	Humber Power Limited £m	Centrica Personal Finance Limited £m	AA Financial Services £m	Luminus NV £m	Other £m	Total £m
Share of gross assets	346	349	45	62	8	810
Share of gross liabilities	(327)	(345)	(45)	(13)	(6)	(736)
	19	4	-	49	2	74
Net (debt)/cash included in above	(251)	(333)	(43)	2	(2)	(627)

8 Reconciliation of operating profit to operating cash flow
Year ended 31 December

	2002 £m	2001 £m
Group operating profit	**763**	466
Add back:		
Profit on sale of fixed assets	**(18)**	(13)
Operating exceptional charges and goodwill amortisation	**116**	166
Depreciation and impairment	**390**	337
Amortisation of investments	**7**	14
(Increase)/decrease in working capital	**(364)**	72
Decrease in provisions	**(161)**	(173)
Operating cash flow before exceptionals:		
Continuing operations before acquisitions	**712**	773
Acquisitions	**21**	96
Continuing operations	**733**	869
Payments relating to exceptional charges	**(16)**	(44)
Cash inflow from operating activities after exceptional payments	**717**	825

9 Returns on investments and servicing of finance
Year ended 31 December

	2002 £m	2001 £m
Interest received	**29**	27
Interest paid	**(42)**	(28)
Interest element of finance lease rental payments	**(12)**	(14)
	(25)	(15)

10 Capital expenditure and financial investment
Year ended 31 December

	2002 £m	2001 £m
Purchase of tangible fixed assets	**(449)**	(312)
Sale of tangible fixed assets	**28**	11
Purchase of own shares	**-**	(14)
Loans to joint ventures repaid/(made)	**19**	(22)
	(402)	(337)

11 Acquisition and disposals
Year ended 31 December

	2002 £m	2001 £m
Goldfish Bank	-	(710)
Other businesses	(1,107)	(402)
Joint ventures and associates	(4)	(80)
Deferred consideration	(70)	(17)
Total cash payments	(1,181)	(1,209)
Cash acquired	222	17
Overdraft acquired	(30)	(12)
Drawdown from Goldfish working capital facility	-	590
Proceeds from disposals	54	7
	(935)	(607)

12 Financing
Year ended 31 December

	2002 £m	2001 £m
Net increase in short-term borrowings	309	196
Repayment of loans	(381)	(22)
Capital element of finance rentals	(32)	(32)
Bonds issued	221	493
Realised net foreign exchange gain	57	-
Investment by equity and non-equity minority shareholders	129	44
Issue of ordinary share capital	444	7
	747	686

13 Pensions

These statements have been prepared under SSAP 24. The total pension and other retirement benefits costs arising and the reconciliation to the balance sheet provision were as follows:

	2002 £m	2001 £m
Pension and other retirement benefits provision at 1 January	**116**	89
Profit and loss charge	**68**	54
Acquisition of surplus in year	**(2)**	-
Employer contributions paid	**(107)**	(27)
Pension and other retirement benefits provision at 31 December	**75**	116

Set out below is indicative information on changes in net assets which would arise from valuation of the pension scheme assets and liabilities in accordance with FRS 17 principles at 31 December 2002.

The major assumptions used for the actuarial valuation were (31 December):

	2002 %	2001 %
Rate of increase in employee earnings	**4.3**	4.5
Rate of increase in pensions in payment	**2.3**	2.5
Discount rate	**5.75**	5.8
Inflation	**2.3**	2.5

On this basis, the market value of the assets in the schemes and the present value of the liabilities in the schemes were:

	2002 £m	2001 £m
Total of fair value of assets	**1,882**	2,193
Present value of schemes' liabilities	**(2,713)**	(2,526)
Deficit in the schemes	**(831)**	(333)
Related deferred tax asset	**249**	100
Net pension liability	**(582)**	(233)

Under SSAP 24 the Group balance sheet includes a provision of £75 million at 31 December 2002 (2001: £116 million). Had FRS 17 been implemented in full at that date the net assets of the Group would have been reduced by £507 million (2001: £117 million), and the net charge for pension costs in the profit and loss account would have increased by £47 million (2001: £16 million) compared with that under SSAP 24, as set out below:

	FRS 17	SSAP 24	Increase/ (decrease)
Amount charged to operating profit	133	68	65
Amount credited to net finance income	(18)	-	(18)
Net charge to profit and loss account	115	68	47

14 Basis of preparation

The preliminary results for the year ended 31 December 2002 are unaudited. The financial information set out in this announcement does not constitute the Company's statutory accounts for the year ended 31 December 2002 or 31 December 2001. The financial information for the year ended 31 December 2001 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under either Section 237 (2) or Section 237 (3) of the Companies Act 1985. The audit report on the statutory accounts for the year ended 31 December 2002 has not yet been signed. These accounts will be finalised and delivered to the Registrar of Companies in due course.

All operating profit numbers are stated, throughout the commentary, before exceptionals and goodwill amortisation unless otherwise stated. The Directors believe this measure assists with understanding the underlying performance of the group. The equivalent amounts after exceptionals and goodwill amortisation are reflected in Note 1 and are reconciled at group level in Note 6 with descriptions of the exceptional items in Note 3.

Summary Group Profit and Loss Account
Six months ended 31 December

	Notes	Before exceptional charges and goodwill amortisation 2002 £m	Results for the period 2002 £m	Before exceptional charges and goodwill amortisation 2001 £m	Results for the period 2001 £m
Turnover:					
Continuing operations before acquisitions: (excluding Accord energy trading)		4,583	4,583	4,224	4,224
Acquisitions		272	272		
Continuing operations (excluding Accord energy trading)		4,855	4,855	4,224	4,224
Accord energy trading		2,353	2,353	1,634	1,634
Continuing operations	a	7,208	7,208	5,858	5,858
Cost of sales	b	(5,813)	(5,813)	(4,700)	(4,700)
Gross profit		1,395	1,395	1,158	1,158
Operating costs before exceptional charges and goodwill amortisation	b	(1,115)	(1,115)	(950)	(950)
Exceptional charges and goodwill amortisation	c	-	(63)	-	(113)
Group operating profit		280	217	208	95
Share of profits less losses in joint ventures and associates – continuing operations		25	21	34	32
Operating profit including joint ventures and associates:					
Continuing operations before acquisitions		286	231	242	127
Acquisitions		19	7		
Continuing operations	a	305	238	242	127
Loss on disposal of business	c	-	(14)	-	-
Loss on disposal of fixed assets	c	-	(14)	-	-
Net interest payable		(33)	(33)	(23)	(23)
Profit before taxation		272	177	219	104
Taxation		(75)	(57)	(73)	(64)
Exceptional tax charges and tax on exceptional items		-	18	-	9
Profit after taxation		197	120	146	40
Minority interests		8	8	4	4
Profit after taxation and minority interest		205	128	150	44
Dividends			(110)		(76)
Retained profit/(loss) for the financial period			18		(32)
Earnings per ordinary share:					
Basic	d		3.0p		1.1p
Diluted	d		3.0p		1.1p
Adjusted Basic	d	4.8p		3.8p	

Statement of Total Recognised Gains and Losses
Six months ended 31 December

	2002 £m	2001 £m
Profit for the period	128	44
Exchange translation differences	(8)	-
Total gains and losses recognised for the period	120	44

Summary Group Cash Flow Statement
Six months ended 31 December

	Notes	2002 £m	2001 £m
Cash inflow from operating activities	e	387	488
Dividends received from joint ventures and associates		44	3
Returns on investments and servicing of finance	f	(16)	-
Taxation paid		(134)	(77)
Capital expenditure and financial investment	g	(248)	(258)
Acquisitions and disposals	h	(424)	(504)
Equity dividends paid		(59)	(47)
Cash outflow before use of liquid resources and financing		(450)	(395)
Management of liquid resources		65	(220)
Financing		465	671
Net increase in cash		80	56

Reconciliation of debt, net of cash and investments

	2002 £m	2001 £m
Debt, net of cash and investments at 1 July	(1,081)	(87)
Repayment / (drawdown) from Goldfish Bank working capital facility	186	(610)
Debt acquired	(1)	(9)
Net (decrease)/increase in current asset investments	(65)	220
Net increase in cash for the period	80	56
Net decrease in other debt	(279)	(642)
Exchange adjustments	5	29
Debt, net of cash and investments at 31 December	(1,155)	(1,043)

Notes

a Segmental analysis including share of profits and losses of joint ventures and associates
Six months ended 31 December

	Turnover		Operating profit/(loss) before exceptional charges and goodwill amortisation		Operating profit/(loss) after exceptional charges and goodwill amortisation	
	2002	2001	**2002**	2001	**2002**	2001
	£m	£m	**£m**	£m	**£m**	£m
British Gas: residential energy	**2,335**	2,289	**21**	(50)	**21**	(62)
Home services	**422**	383	**39**	25	**39**	22
British Gas Communications	**26**	23	**(9)**	(49)	**(9)**	(64)
British Gas residential	**2,783**	2,695	**51**	(74)	**51**	(104)
Centrica Business Services	**497**	281	**25**	25	**20**	18
Industrial sales and wholesaling	**383**	424	**41**	-	**41**	-
Gas production	**42**	38	**158**	216	**158**	216
Accord energy trading	**2,353**	1,634	**(15)**	6	**(15)**	(24)
Centrica energy management group	**2,778**	2,096	**184**	222	**184**	192
The AA	**391**	359	**37**	37	**13**	6
Goldfish Bank	**62**	22	**(23)**	(10)	**(30)**	(15)
One.Tel	**78**	65	**(3)**	4	**(7)**	5
Centrica North America	**619**	336	**38**	39	**15**	25
Other operations	**-**	4	**(4)**	(1)	**(8)**	-
Total from operations	**7,208**	5,858	**305**	242	**238**	127

b Costs (before exceptional charges and goodwill amortisation) Six months ended 31 December

	2002 £m	2001 £m
Cost of sales:		
Continuing operations before acquisitions	**5,644**	4,700
Acquisitions	**169**	
Continuing operations	**5,813**	4,700
Operating costs:		
Continuing operations before acquisitions	**1,029**	950
Acquisitions	**86**	
Continuing operations	**1,115**	950

c Exceptional charges and goodwill amortisation Six months ended 31 December

	2002 £m	2001 £m
Exceptional operating costs:		
Continuing operations	**-**	67
Goodwill amortisation:		
Continuing operations	**53**	46
Acquisitions	**10**	
Continuing operations	**63**	46
	63	113
Goodwill amortisation within joint ventures and associates	**4**	2
	67	115
Non-operating exceptional charges:		
Loss on disposal of business (i)	**14**	-
Loss on disposal of fixed assets (ii)	**14**	-
	28	-

(i) During the year the Group recognised a £14 million loss on disposal of the LPG business. The loss includes £11 million relating to the write-off of unamortised goodwill.

(ii) The Group has decided to reduce the operations of Golf England Limited, a subsidiary undertaking, and has recognised a £14 million provision in respect of losses on disposal of fixed assets.

d Earnings per share
Six months ended 31 December

	2002 Earnings £m	2002 EPS Pence	2001 Earnings £m	2001 EPS Pence
Profit for the financial period	**128**	**3.0**	44	1.1
Add back exceptional charges and goodwill amortisation	**77**	**1.8**	106	2.7
Earnings before exceptional charges and goodwill amortisation	**205**	**4.8**	150	3.8
Diluted EPS	**128**	**3.0**	44	1.1

e Reconciliation of operating profit to operating cash flow
Six months ended 31 December

	2002 £m	2001 £m
Group operating profit	**217**	95
Add back:		
Profit on sale of fixed assets	**(5)**	(13)
Operating exceptional charges and goodwill amortisation	**63**	113
Depreciation, impairment and amortisation of investment	**194**	162
(Increase)/decrease in working capital	**(136)**	84
Increase in provisions	**54**	61
Operating cash flow before exceptionals:		
Continuing operations before acquisitions	**372**	502
Acquisitions	**15**	-
Continuing operations	**387**	502
Payments relating to exceptional charges	**-**	(14)
Cash inflow from operating activities after exceptional payments	**387**	488

f Returns on investments and servicing of finance
Six months ended 31 December

	2002 £m	2001 £m
Interest received	**19**	11
Interest paid	**(28)**	(5)
Interest element of finance lease rental payments	**(7)**	(6)
	(16)	-

g Capital expenditure and financial investment
Six months ended 31 December

	2002 £m	2001 £m
Purchase of tangible fixed assets	**(290)**	(234)
Sale of tangible fixed assets	**27**	10
Purchase of own shares	**-**	(14)
Loans to joint ventures repaid/(made)	**15**	(20)
	(248)	(258)

h Acquisition and disposals
Six months ended 31 December

	2002 £m	2001 £m
Goldfish Bank	**-**	(710)
Other businesses	**(617)**	(361)
Joint ventures and associates	**(4)**	(43)
Deferred consideration	**(37)**	(8)
Total cash payments	**(658)**	(1,122)
Cash acquired	**222**	17
Cash/(overdraft) acquired	**(30)**	4
Drawdown from Goldfish Bank working capital facility	**-**	590
Proceeds from disposal	**42**	7
	(424)	(504)

Enquiries

For further information please contact:

Charles Naylor, Director of Corporate Affairs
Gary Leibowitz, Director, Investor Relations

Telephone:
01753 494 085 (Media)
01753 494 900 (Investors and Analysts)
Facsimile:
01753 494 090 (Media)
01753 494 909 (Investors and Analysts)

Financial Calendar

2002 annual report and accounts published	End of March 2003
Ex-dividend date for 2002 proposed final dividend	30 April 2003
Record date for 2002 proposed final dividend	2 May 2003
Annual general meeting	12 May 2003
Proposed 2002 final dividend payment date	18 June 2003
2003 Interim results announcement	31 July 2003
Interim dividend payment date	12 November 2003

Websites

www.centrica.com
www.theaa.com
www.britishgasbusiness.co.uk
www.directenergy.com
www.energyamerica.com
www.goldfish.com
www.house.co.uk
www.luminus.be
www.onetel.co.uk

Registered Office

Millstream
Maidenhead Road
Windsor
Berkshire
SL4 5GD

centrica

taking care of the essentials

03 FEB 19 AM 7:21

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	14 February, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

14 February, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Notification of interests of directors & connected persons

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica Plc

2. Name of director

Sir Michael Perry

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

Less than 0.001%

9. Number of shares/amount of stock disposed

NIL

10. Percentage of issued class

N/A

11. Class of security

Ordinary 5 5/9 pence

12. Price per share

153.72 pence

13. Date of transaction

14th February 2003

14. Date company informed

14th February 2003

15. Total holding following this notification

25,900

16. Total percentage holding of issued class following this notification

Less than 0.001%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Ian Ritchie - 01753 494011

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

14th February 2003